SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                               (AMENDMENT NO. 2)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        Interstate Bakeries Corporation
 -----------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    46072310
-------------------------------------------------------------------------------
                                 (CUSIP Number)

  J. M. Neville, Vice President, Secretary and General Counsel, Ralston Purina Company, Checkerboard Square, St. Louis, MO 63164 Telephone (314) 982-1266
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                October 10, 1995
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [  ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ralston Purina Company
     IRS Identification No. 43-0470580
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [x] (See Item 2 of Schedule 13D)
--------------------------------------------------------------------------------

3.   SEC USE ONLY

--------------------------------------------------------------------------------

4.   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
[  ].

--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Missouri
--------------------------------------------------------------------------------

  Number of         7.   SOLE VOTING POWER
  Shares Bene-
  ficially Owned         16,923,077 (See Item 5 of Schedule 13D)
  by Each Reporting
                    ------------------------------------------------------------

  Person With       8.   SHARED VOTING POWER

                    -0-
                    ------------------------------------------------------------

               9.   SOLE DISPOSITIVE POWER

                    16,923,077 (See Item 5 of Schedule 13D)
                    ------------------------------------------------------------

               10.  SHARED DISPOSITIVE POWER

                    -0-

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     16,923,077 (See Item 5 of Schedule 13D)
--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
[  ].
--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     46.3%
--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     VCS Holding Company
     IRS Identification No. 43-1379066
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [x] (See Item 2 of Schedule 13D)
--------------------------------------------------------------------------------

3.   SEC USE ONLY

--------------------------------------------------------------------------------

4.   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
     [  ].

--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------

  Number of         7.   SOLE VOTING POWER
  Shares Bene-
  ficially Owned         16,923,077 (See Item 5 of Schedule 13D)
  by Each Reporting ------------------------------------------------------------
  Person With       8.   SHARED VOTING POWER

                    -0-
                    ------------------------------------------------------------
                    9.   SOLE DISPOSITIVE POWER

                    16,923,077 (See Item 5 of Schedule 13D)
                    ------------------------------------------------------------

                    10.  SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     16,923,077 (See Item 5 of Schedule 13D)
--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
[  ].
--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     46.3%
--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------
                           RALSTON PURINA COMPANY AND
                              VCS HOLDING COMPANY
                   Statement pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934
                        -------------------------------



Item 1.  Security and Issuer.
-----------------------------


   Item 1 of Schedule 13D is amended, in pertinent part, as follows:

   This Amendment No. 2 to Schedule 13D relating to the Common Stock, par value $.01 per share, of Interstate Bakeries Corporation is being filed on behalf of the undersigned to further amend the Schedule 13D which was previously filed on July 31, 1995, and Amendment No. 1 thereto, which was filed on September 22, 1995. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

   Item 3 of Schedule 13D is amended, in pertinent part, as follows:

   Mr. W. P. Stiritz, Chairman of the Board and Chief Executive Officer of Ralston, purchased 340,200 shares of Common Stock of the Issuer in a margin account in open market transactions described in Item 5.

   Mr. J. M. Neville, Vice President, General Counsel and Secretary of Ralston, purchased 100 shares of Common Stock of the Issuer in an open market transaction described in Item 5.

   Mr. Mulcahy purchased 5,000 shares of Common Stock of the Issuer through a trust of which he is the grantor in a transaction described in Item 5.
Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

   Item 5 of Schedule 13D is amended, in pertinent part, as follows:

   Mr. Stiritz beneficially owns 514,400 shares of the outstanding Common Stock of the Issuer. In addition to shares previously reported in Item 5 of Schedule 13D and Amendment No. 1 thereto, he purchased 55,300 of such shares in August and 284,900 of such shares in September in a margin account in open market transactions as follows:

   10,000 shares on August 1, 1995 at an average price of $18.9875 per share; 23,200 shares on August 2, 1995 at an average price of $19.2155 per share; 900 shares on August 3, 1995 at an average price of $19.00 per share;
   20,500 shares on August 4, 1995 at an average price of $19.00 per share;
   700 shares on August 25, 1995 at an average price of $19.125 per share; 60,000 shares on September 1, 1995 at an average price of $19.4971 per share; 35,000 shares on September 7, 1995 at an average price of $19.50 per share; 14,000 shares on September 8, 1995 at an average price of $19.25 per share; 10,000 shares on September 11, 1995 at an average price of $19.00 per share; 2,600 shares on September 12, 1995 at an average price of $19.00 per share; 21,600 shares on September 13, 1995 at an average price of $19.2408 per share;
   50,000 shares on September 20, 1995 at an average price of $21.25 per share; 25,000 shares on September 25, 1995 at an average price of $21.00 per share; 20,000 shares on September 27, 1995 at an average price of $20.875 per share; and 46,700 shares on September 28, 1995 at an average price of $21.00 per share.

   Mr. Stiritz has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 496,600 of such shares and, as previously disclosed in Amendment No. 1 of Schedule 13D, he shares with his wife the power to vote or direct the vote and dispose or direct the disposition of 17,800 of such shares.

   Mr. Neville beneficially owns 300 shares of the outstanding Common Stock of the Issuer. He purchased 100 of such shares in an open market transaction on September 12, 1995 at an average price of $19.25 per share. He has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 300 shares he beneficially owns.

   Mr. Mulcahy beneficially owns 5,000 shares of the outstanding Common Stock of the Issuer. He shares with his children, Elizabeth Mulcahy and Michael P. Mulcahy, the power to vote or direct the vote and dispose or direct the disposition of such shares of Common Stock of the Issuer. The shares were purchased through a trust account on September 25, 1995 at an average price of $21.00 per share.

   The following information is provided with regard to Mr. Mulcahy's children:
     (a)  Elizabeth Mulcahy and Michael P. Mulcahy
     (b) c/o Eveready Battery Company, Inc., Checkerboard Square, St. Louis, Missouri 63164.
     (c)  Elizabeth Mulcahy is self-employed; Michael Mulcahy is a student.
     (d) They have not in the last five years been convicted in a criminal proceeding.
     (e)  They have not in the last five years been party to a civil proceeding.


Signature
---------


   The undersigned certify that the information set forth in this statement is true, complete and correct. The undersigned hereby agree that this Statement is filed on behalf of each of Ralston and VCS.

Dated October 10, 1995
                         RALSTON PURINA COMPANY



                         James M. Neville
                         ---------------------------------------
                         Name:   James M. Neville
                         Title:  Vice President, General Counsel,
                                 and Secretary



                         VCS HOLDING COMPANY



                         James M. Neville
                         ---------------------------------------
                         Name:   James M. Neville
                         Title:  Vice President
                                                                 APPENDIX I



                             RALSTON PURINA COMPANY
                             ----------------------


   Set forth  below with  respect  to each  director  and executive  officer  of
Ralston Purina  Company   (`Ralston'') are his or  her name and (a)  his or her
business address (unless another address is set forth, the business address of each person is Checkerboard Square, St. Louis, Missouri 63164); (b) his or her present principal employment or occupation and the name and (if not Ralston) principal business of any corporation or other organization in which such employment or occupation is carried on and the address of such corporation or other organization (which, unless another address is set forth, is the same as the business address set forth for such person); and (c) the number of shares of the Common Stock of the Issuer beneficially owned by him or her.

   The reporting persons believe that the information regarding Stock ownership set forth below is correct as of October 10, 1995. It will be updated when amendments to this Schedule 13D are filed.



                               EXECUTIVE OFFICERS
                               ------------------


J. W. Brown: (a) see above; (b) Vice President of Ralston; and Chief Executive Officer and President, Protein Technologies International, Inc. (a wholly owned subsidiary of Ralston); (c) none.

J. R. Elsesser: (a) see above; (b) Vice President and Chief Financial Officer of Ralston; (c) 4,550.
                                                       APPENDIX I continued

EXECUTIVE OFFICERS cont.
------------------------


P. C. Mannix: (a) see above; (b) Vice President of Ralston; and President of the Specialty Business of Eveready Battery Company, Inc. (a wholly owned subsidiary of Ralston); (c) none.

W. P. McGinnis: (a) see above; (b) Vice President of Ralston; and President and Chief Executive Officer, Pet Products Group (a division of Ralston); (c) none.

G. L.  Meffert,  Jr.:   (a)  see  above;  (b) Vice  President  of  Ralston;  and
   President, Eveready Battery Company, Inc. (a wholly owned subsidiary of Ralston); (c) none.

J. P. Mulcahy: (a) see above; (b) Vice President of Ralston; and Chairman of the Board, Chief Executive Officer and President, Eveready Battery Company, Inc. (a wholly owned subsidiary of Ralston); (c) see Item 5.

J. M. Neville: (a) see above; (b) Vice President, General Counsel and Secretary of Ralston; (c) see Item 5.

W. P.  Stiritz:   (a) see  above; (b)  Chairman of  the Board,  Chief  Executive
   Officer and President of Ralston; (c) see Item 5.

A. M. Wray: (a) see above; (b) Vice President and Controller of Ralston; (c) none.

R. D. Winney:  (a) see above; (b) Treasurer of Ralston; (c) none.
                                                            APPENDIX I continued


                                   DIRECTORS
                                   ---------


David R. Banks:  (a) 5111 Rogers Avenue, Suite 40A, Ft. Smith, Arkansas 92919;
   (b) Chairman, President and Chief Executive Officer of Beverly Enterprises, Inc.; (c) none.

John H. Biggs:  (a) 730 Third Avenue, New York, New York 10017; (b) Chairman and
   Chief Executive Officer of TIAA-CREF; (c) 5,000.

Donald Danforth, Jr.:  (a) Suite 330, 700 Corporate Park Drive, St. Louis,
   Missouri 63105; (b) President of Danforth Agri-Resources; (c) none.

William H. Danforth:  (a) Campus Box 1044, 7425 Forsyth Boulevard, Suite 262,
   Clayton, Missouri 63105; (b) Chairman of the Board of Washington University;
   (c) none.

David C. Farrell: (a) 611 Olive Street, St. Louis, Missouri 63101; (b) Chairman of the Board and Chief Executive Officer of The May Department Stores Company; (c) none.

M. Darrell Ingram: (a) 44 Tiburon Drive, Austin, Texas 78738; (b) Retired President and Chief Executive Officer of Petrolite Corporation; (c) none.

Richard A. Liddy:  (a) 700 Market Street, St. Louis, MO 63101; (b) Chairman,
   President and Chief Executive   Officer of General American Life Insurance
   Company; (c) none.

John F. McDonnell:  (a) P. O. Box 516, St. Louis, Missouri 63166; (b) Chairman
   of the Board of McDonnell Douglas Corporation; (c) none.
Katherine D. Ortega:  (a) 800 25th Street, N.W. #1003, Washington, D.C. 20037;
   (b) Former Alternate Representative of the United States to the 45th General Assembly of the United Nations; (c) none.

W. P. Stiritz: (a) see above; (b) Chairman of the Board, Chief Executive Officer and President of Ralston; (c) See Item 5.
                                                       APPENDIX I continued

                              VCS HOLDING COMPANY
                              -------------------


   Set forth below with respect to each director and executive officer of VCS Holding Company (``VCS') are his or her name and (a) his or her business address (unless another address is set forth, the business address of each person is Checkerboard Square, St. Louis, Missouri 63164); (b) his or her present principal employment or occupation and the name and (if not VCS) principal business of any corporation or other organization in which such employment or occupation is carried on and the address of such corporation or other organization (which, unless another address is set forth, is the same as the business address set forth for such person); and (c) the number of shares of the Common Stock of the Issuer beneficially owned by him or her. The reporting persons believe that the information regarding Stock ownership set forth below is correct as of October 10, 1995. It will be updated when amendments to this
Schedule 13D are filed.


                               EXECUTIVE OFFICERS
                               ------------------


J. R. Elsesser, Chief Executive Officer and President: (a) see above; (b) Vice President and Chief Financial Officer of Ralston Purina Company; (c) 4,550.

P. C. Fulweiler, Vice President: (a) 222 Delaware Avenue, 17th Floor, Wilmington, Delaware 19801; (b) Vice President and Department Manager, Corporate Financial Services of PNC Bank; (c) none.

J. P. Mulcahy, Vice President: (a) see above; (b) Vice President of Ralston Purina Company; and Chairman of the Board, Chief Executive Officer and President, Eveready Battery Company, Inc. (a wholly owned subsidiary of Ralston Purina Company); (c) see Item 5.
                                                       APPENDIX I continued

EXECUTIVE OFFICERS cont.
------------------------


J. M. Neville, Vice President: (a) see above; (b) Vice President, General Counsel and Secretary of Ralston Purina Company; (c) see Item 5.

T. L. Grosch, Secretary: (a) see above; (b) Senior Legal Counsel, Ralston Purina Company; (c) none.

M. J. Costello, Vice President and Assistant Secretary: (a) see above; (b) International Counsel, Ralston Purina International, Inc. (a division of Ralston Purina Company); (c) none.

R. D. Winney:  (a) see above; (b) Treasurer of Ralston Purina Company; (c) none.

                                   DIRECTORS
                                   ---------


J. R. Elsesser: (a) see above; (b) Vice President and Chief Financial Officer of Ralston Purina Company; (c) 4,550.

P. C. Fulweiler: (a) 222 Delaware Avenue, 17th Floor, Wilmington, Delaware 19801; (b) Vice President and Department Manager, Corporate Financial Services of PNC Bank; (c) none.